UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                                    FAO, INC.
                    -----------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                    -----------------------------------------
                         (Title of Class of Securities)

                                   30240S 60 0
                    -----------------------------------------
                                 (CUSIP Number)

                               Kenneth J. Abdalla
                            c/o Athanor Holdings, LLC
                              9130 Sunset Boulevard
                          Los Angeles, California 90069
                                 (310) 789-7215

                                 with a copy to:

                                  Marshall Senk
                                  P.O. Box 824
                        Corona del Mar, California 92625
                                 (949) 723-0887
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 16, 2003
      ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30240S 60 0                                         13D
------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Athanor Holdings, LLC
------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                            (A)
                                                            (B)[X]
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3. SEC USE ONLY
------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
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                       7. SOLE VOTING POWER
   NUMBER OF                 637,497(*)
    SHARES
 BENEFICIALLY       ----------------------------------------------------------
   OWNED BY            8. SHARED VOTING POWER
    EACH                        -0-
  REPORTING
 PERSON WITH        ----------------------------------------------------------
                       9. SOLE DISPOSITIVE POWER
                             637,497(*)

                    ----------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER
                                -0-
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         637,497(*)
------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) *
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.4%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         00
------------------------------------------------------------------------------

* Power is exercised through the managing members of Athanor Holdings, LLC. The managing members are Kenneth J. Abdalla and Vincent C. Smith.

CUSIP NO. 30240S 60 0                                         13D
------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Kenneth J. Abdalla
------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                         (A)
                                                         (B)
------------------------------------------------------------------------------
3. SEC USE ONLY
------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
------------------------------------------------------------------------------
                       7. SOLE VOTING POWER
   NUMBER OF                    -0-
    SHARES
 BENEFICIALLY       ----------------------------------------------------------
   OWNED BY            8. SHARED VOTING POWER
    EACH                       637,497(*)
  REPORTING
 PERSON WITH        ----------------------------------------------------------
                       9. SOLE DISPOSITIVE POWER
                               230,637

                    ----------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER
                               28,223(*)
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         637,497(*)
------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

------------------------------------------------------------------------------

* Solely in his capacity as managing member of Athanor Holdings, LLC.

CUSIP NO. 30240S 60 0                                         13D
------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Vincent C. Smith
------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                          (A)
                                                          (B)
------------------------------------------------------------------------------
3. SEC USE ONLY
------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)
         Not Applicable
------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
------------------------------------------------------------------------------
                       7. SOLE VOTING POWER
   NUMBER OF                    -0-
    SHARES
 BENEFICIALLY       ----------------------------------------------------------
   OWNED BY            8. SHARED VOTING POWER
    EACH                       637,497(*)
  REPORTING
 PERSON WITH        ----------------------------------------------------------
                       9. SOLE DISPOSITIVE POWER
                               378,637

                    ----------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER
                               28,223(*)
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         637,497(*)
------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

------------------------------------------------------------------------------

* Solely in his capacity as managing member of Athanor Holdings, LLC.

         This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 18, 2001 (the "Original
Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on October 21, 2002 ("Amendment No. 1"). Unless otherwise stated herein, the Original Schedule 13D, as amended by Amendment No. 1, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as amended by Amendment No. 1.

ITEM 4.           PURPOSE OF TRANSACTION

         Item 4 is hereby amended and supplemented as follows:

         On May 16, 2003, Athanor filed a Notice of Proposed Sale of Securities Pursuant to Section 144 under the Securities Act of 1933 with the SEC with respect to 759,875 shares of common stock, par value $0.001 per share (the "Common Stock"), of the Issuer.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and supplemented as follows:

         The Issuer has reported that it completed all necessary elements to effectiveness of its First Amended Joint Plan of Reorganization, as modified (the "Plan"), on April 23, 2003 and emerged from Chapter 11 bankruptcy protection. In connection with the effectiveness of the Plan, the Issuer declared a reverse one for 15 stock split (the "Reverse Split").

         (a), (b) As a result of the Reverse Split, Athanor owned 788,097 shares of Common Stock as of April 23, 2003.

         Athanor

         As a result of the transactions reported in Item 5(c), Athanor has sole voting and investment power with respect to 637,497 shares of Common Stock, or approximately 12.4% of the 5,152,833 shares of Common Stock outstanding as of May 9, 2003, as reported in the Issuer's most recent Annual Report on Form 10-K.

         Kenneth J. Abdalla

         Mr. Abdalla shares, solely in his capacity as a managing member of Athanor, with Mr. Smith investment power with respect to 28,223 shares of Common Stock owned by Athanor and voting power with respect to all of the shares of Common Stock owned by Athanor. Mr. Abdalla has sole investment power with respect to 230,637 shares of Common Stock owned by Athanor.

         Vincent J. Smith

         Mr. Smith shares, solely in his capacity as a managing member of Athanor, with Mr. Abdalla investment power with respect to 28,223 shares of Common Stock owned by Athanor and voting power with respect to all of the shares of Common Stock owned by Athanor. Mr. Smith has sole investment power with respect to 378,637 shares of Common Stock owned by Athanor.

          (c) On May 16, 2003, Athanor sold 148,000 shares of Common Stock in brokers' transactions pursuant to Rule 144 at a price of $4.00 per share.

                  On May 19, 2003, Athanor sold 2,600 shares of Common Stock in brokers' transactions pursuant to Rule 144 at a price of $4.00 per share.


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 2003

                                                ATHANOR HOLDINGS, LLC

                                                By: /s/ Kenneth J. Abdalla
                                                    Kenneth J. Abdalla
                                                    Managing Member


                                                By: /s/ Vincent C. Smith
                                                    Vincent C. Smith
                                                    Managing Member


                                                    /s/ Kenneth J. Abdalla
                                                    KENNETH J. ABDALLA


                                                    /s/ Vincent C. Smith
                                                    VINCENT C. SMITH